PROSPECTUS SUPPLEMENT	Registration No. 333-124394
Filed with the Securities and Exchange Commission
on July 15, 2005
Standard Aero Holdings, Inc.
Offer to Exchange
$200,000,000 principal amount of its 8 1/4% Senior Subordinated
Notes due 2014, which have been registered under the
Securities Act, for any and all of its outstanding 8 1/4% Senior
Subordinated Notes due 2014

Explanatory Note
     We are supplementing our prospectus dated July 15, 2005 (the “Exchange Offer Prospectus”) pursuant to which we have offered to exchange all of our outstanding 8 1/4% senior subordinated notes due 2014 in order to extend the expiration of the offer. Except for the extension of the expiration of the offer, this prospectus supplement does not modify or update the Exchange Offer Prospectus.
Extension of Exchange Offer
     The exchange offer was scheduled to expire at 5:00 p.m. on Friday, August 26, 2005, but will now expire at 5:00 p.m. (New York time) on Monday, August 29, 2005. As of the close of business on August 26, 2005, $198.35 million in aggregate principal amount of Standard Aero Holdings, Inc.’s outstanding unregistered 8 1/4% senior subordinated notes due 2014 had been tendered to the exchange agent by the holders therof.

     Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is August 29, 2005.